Exhibit 99.2

TIKCRO TECHNOLOGIES LTD.

NOTICE OF

 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2015 Annual Meeting of Shareholders (the “Meeting”) of Tikcro Technologies Ltd. (the “Company” or “Tikcro”) will be held on Tuesday, December 29, 2015 at 11:00 a.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, 36th Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2)	election of Liat Hadad and Rami Skaliter as external directors for a period of three years;

(3)	approval of an amendment to certain terms of options granted to our Chief Executive Officer;

(4)	reappointment of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors; and

(5)	consideration of our financial statements.

Shareholders of record on November 25, 2015 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Izhak Tamir
Chairman of the Board

Dated:  November 24, 2015

TIKCRO TECHNOLOGIES LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the “Ordinary Shares”), of Tikcro Technologies Ltd. (“Tikcro” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2015 Annual Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2015 Annual Meeting of Shareholders.  The Meeting will be held on Tuesday, December 29, 2015 at 11:00 a.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, 36th Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2)	election of Liat Hadad and Rami Skaliter as external directors for a period of three years;

(3)	approval of an amendment to certain terms of options granted to our Chief Executive Officer;

(4)	reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors; and

(5)	consideration of our financial statements.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Proxies must be received no less than 72 hours prior to the time fixed for the Meeting, unless otherwise determined by the Chairman of the Meeting.  Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received by the Company, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record on November 25, 2015 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear in the records of the Company as of the record date, and will be solicited chiefly by mail.  However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is December 19, 2015.

On November 20, 2015, 8,898,861 Ordinary Shares were outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

OWNERSHIP OF ORDINARY SHARES

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of November 20, 2015 by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Number of Shares Owned	Percent of Class(1)
Steven N. Bronson(2)	1,500,094	16.9%
Aviv Boim(3)	1,507,955	15.8%
Eric Paneth	1,156,602	13.0%
Izhak Tamir	1,061,701	11.9%
_______________
(1)	Based on 8,898,861 Ordinary Shares outstanding on November 20, 2015.
(2)
Includes (i) 1,400,422 ordinary shares held jointly by Mr. Bronson and his spouse, (ii) 58,806 ordinary shares held in Mr. Bronson's IRA and (iii) 40,866 ordinary shares held in Mr. Bronson's spouse's IRA (with respect to which Mr. Bronson has voting and dispositive power), based on a Schedule 13D/A filed February 5, 2013.  Mr. Bronson has undertaken to us not to vote in excess of 1,334,829 ordinary shares, or 14.9% of our outstanding shares, until the 30th day following the termination of a confidentiality and standstill agreement between us, dated February 1, 2013, which may be terminated by either party upon ten business days' notice.  Based on a Schedule 13D/A filed by Mr. Bronson on February 19, 2010, he beneficially owned 1,198,755 ordinary shares, or 13.9% of our outstanding shares, at that time.

(3)	Includes options to purchase 622,668 ordinary shares that are vested on, or will vest within 60 days after November 20, 2015.

COMPENSATION OF OFFICE HOLDERS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2014, please see "Item 6. Directors, Senior Management and Employees – B. Compensation" in our annual report on Form 20-F for the year ended December 31, 2014.

Item 1 – Election of Directors

Our directors, other than external directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect Eric Paneth and Izhak Tamir to our Board of Directors. Mr. Paneth is paid an annual fee of NIS 29,270 (approximately $7,548) and a meeting participation fee of NIS 1,860 (approximately $459), subject to adjustments in the Israeli consumer price index, which is the 'fixed fee' set forth in the regulations promulgated under the Companies Law governing compensation to external directors. Mr. Tamir is paid a participation fee in the amount of $1,000 for attendance at each meeting of the board of directors or a committee thereof, and does not receive an annual fee. Mr. Tamir does not receive any additional compensation for serving as our Chairman of the Board.

A brief biography of each nominee is set forth below:

Eric Paneth has served as one of our Directors since January 2000 and served as our Chief Executive Officer from November 2008 to October 2010.  He co-founded Orckit Communications Ltd. in 1990 and served as Chief Executive Officer and a Director until 2014.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was a technical department head in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California.  Mr. Paneth holds an advanced engineering degree from the Technion.

Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and served as our Chief Executive Officer from August 2003 to December 2007. He co-founded Orckit Communications Ltd. in 1990 and served as President and a Director until 2014. Mr. Tamir served as Chairman of the Board of Orckit-Corrigent Ltd., a subsidiary of Orckit, from 2001 to 2014, and as Chief Executive Officer of Orckit-Corrigent Ltd. from 2007 to 2014 and as a Director of Gilat Satellite Networks Ltd. from 2005 to 2012. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Required Approval

Under the Companies Law, the election of the directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Eric Paneth be reelected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, that Izhak Tamir be reelected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Election of External Directors

Under the Israeli Companies Law, 5759-1999 (the "Companies Law"), companies like us incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The Companies Law provides that a person may not be appointed as an external director if (i) the person or the person’s relative or affiliate has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date any affiliation  (as such term is defined in the Companies Law) with the company, any controlling shareholder thereof, or any affiliate thereof, or (ii) in a company that does not have a 25% shareholder, if such person has an affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. In addition, no person can serve as an external director if the person’s position or other business creates, or may create conflict of interests with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

The initial term of an external director is three years and may be extended for up to two additional three year terms. Each committee of a company’s board of directors is required to include at least one external director, except for the audit committee and the compensation committee, which are required to include all the external directors.

At the Meeting, shareholders will be asked to re-elect Liat Hadad as an external director for a third term of three years, commencing on the expiration of her present term on December 31, 2015. Ms. Hadad is currently serving her second term as an external director.

At the Meeting, shareholders will also be asked to elect Rami Skaliter as an external director for a term of three years, commencing December 31, 2015.

Our other current external director, Yiftach Atir, will continue to serve as an external director until the expiration of his present term on December 31, 2015. Mr. Atir is completing three terms of service as an external director.

Our external directors will each be paid cash compensation pursuant to applicable regulations under the Companies Law.

A brief biography of each nominee is set forth below:

Liat Hadad has served as one of our external directors since September 2009. Since November 2015 Ms. Hadad is serving as a Director of Business Development at Agan-Aroma & Fine Chemicals. Ms. Hadad previously served as VP of marketing and Business Development at Allium Medical since March 2010. From May 2009 to March 2010, she served as director of Business Development at McCann Erickson Digital Israel. From 2001 to 2008, Ms. Hadad served as an associate in the Life Sciences Division of Giza Venture Capital. From 1999 to 2001, she was a Business Development and Marketing Manager at Girafa.com Ltd. From 1996 to 1998, she was a System Integrations Project Manager at IBM Israel. Ms. Hadad has a B.A. in sociology, anthropology and political science from Tel Aviv University, a B.A. in life sciences from the Open University and an Executive M.B.A. in entrepreneurial studies, marketing and finance from Tel Aviv University.

Dr. Rami Skaliter.  Dr. Rami Skaliter has served in various executive roles at Quark Pharmaceuticals since 1995, including Vice President and Executive Vice President of Research & Development, and currently serves as the Chief Operating Officer. Under his leadership, Quark’s research and development unit generated most of its current product pipeline. Dr. Skaliter obtained his B.Sc. in Biology at the Ben-Gurion University and his M.Sc. and Ph.D. in Biochemistry at the Weizmann Institute in Israel. He specialized in the biochemistry of replication and mutagenesis mechanisms. Between 1993 and 1995, prior to joining Quark, Dr. Skaliter completed a post-doctoral fellowship at Stanford University.

Required Approval

The election of the external directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Liat Hadad be re-elected to a three-year term as external director of the Company, commencing on the expiration of her present term on December 31, 2015.”

“RESOLVED, that Rami Skaliter be elected to a three-year term as external director of the Company, commencing December 31, 2015.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 3 – Approval of an Amendment to Certain Terms of Options
Granted to our Chief Executive Officer

At the Meeting, you will be asked to approve an amendment to the employment agreement of our Chief Executive Officer, Mr. Aviv Boim, with respect to certain terms of options to purchase up to 2,290,667 Ordinary Shares that were previously granted to him (the "Options"). For more information about Mr. Boim's compensation terms, including the Options, see the proxy statement filed by the Company on Form 6-K on February 19, 2015, (the "Amendment"). Pursuant to the Israeli Companies Law, any public Israeli company that seeks to approve compensation terms of its chief executive officer (subject to certain exceptions) is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order, and such terms must be consistent with the company's compensation policy. Our Compensation Committee and Board of Directors have approved the Amendment as consistent with our compensation policy. Our Compensation Committee and Board of Directors believe that this proposal is in the best interests of the Company since it better aligns the interests of the Company's Chief Executive Officer with the Company's business goals and shareholder interests.

The material terms of the Amendment are as follows:

•	All Options that are vested on the date of termination of Mr. Boim's employment will expire at the end of the ten-year term of the Options;

•
In the event that the Company, from time to time while any Options are outstanding, whether or not vested, sets a record date with respect to any distribution to our shareholders, and such distribution is made, the Company shall pay to Mr. Boim the applicable per share amount and type of the distributed property upon the exercise of Options;

•	At the election of Mr. Boim, the exercise of Options may be for cash or on a "cashless" (net exercise) basis; and

•
In the event that Mr. Boim ceases, for any reason (whether by dismissal or resignation), to be employed by the Company at any time following a change of control of the Company, the vesting of the Options will fully accelerate and all the Options will become immediately exercisable; for purposes of the Amendment, a change of control of the Company is defined as any person or group becoming the beneficial owner of more than 15% of the Company's outstanding shares without the prompt approval of the Board of Directors, the adoption of a plan of liquidation, the sale of 20% or more of the Company's assets, a business combination as a result of which the Company does not survive or its public float decreases by at least 50% or its pre-transaction shareholders hold 50% or less of the outstanding shares, or continuing directors cease to constitute at least 75% of the Board of Directors.

Required Approval

Under the Companies Law, the compensation of a chief executive officer requires the affirmative vote of a majority of the outstanding shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the proposal, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the proposal does not exceed two percent of the outstanding voting power in the Company.  According to the Companies Law, even if the shareholders do not approve the proposed terms of CEO compensation, our Compensation Committee and the Board of Directors may thereafter approve the proposal, provided that they have approved it, based on detailed reasoning, following a re-evaluation of the proposed compensation and taking into account the opposition of the shareholders, among other things.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact the law offices of Goldfarb Seligman & Co. for guidance at +972-3-608-9839 for instructions on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Shares in "street name", you may also contact the representative managing your account and instruct them to contact us on your behalf.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amendment to the employment agreement of our Chief Executive Officer, Mr. Aviv Boim, with the Company with respect to certain terms of the options to purchase Ordinary Shares previously granted to him, are hereby approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 4 – Appointment of Independent Auditors

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as our independent auditors until our next Annual Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors. The auditors have no relationship to us or with any of our affiliates, except as auditors.

Required Approval

The appointment of our independent auditors requires the affirmative vote of a majority of shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, be appointed as the independent auditors of the Company until the next annual general meeting of the Company and until their respective successors are duly elected; and

RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 5 – Consideration of Financial Statements

Our audited financial statements for the year ended December 31, 2014 are included in our annual report on Form 20-F which we filed with the Securities and Exchange Commission (SEC) on April 30, 2015.  You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC’s website athttp://www.sec.gov.  These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

  This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Izhak Tamir
Chairman of the Board

Dated:  November 24, 2015